SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

                Under the Securities Exchange Act of 1934

                            Oriole Homes Corp.
                            ------------------
                             (Name of Issuer)

                     Class A Common Stock $.10 Par Value
                     Class B Common Stock $.10 Par Value
                     ------------------------------------
                         (Title or Class of Securities)

                            Class A 686264102
                            Class B 686264201
                            -----------------
                             (CUSIP Number)

   BankAtlantic Bancorp, Inc.
   Jasper R. Eanes, Executive Vice President, Chief Financial Officer 1750 East Sunrise Boulevard
   Fort Lauderdale, Florida  33304                (954)760-5015

--------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                             June 6, 1997
                           ----------------
                 (Date of Event which Requires Filing
                             of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13dl(b)(3)or(4),check the following box.[ ]

Check the following box if a fee is being paid with the statement.[ ](A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
 Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Continued on the following page(s)

SCHEDULE 13D
CUSIP NO. Class A 686264102
          Class B 686264201



             1    NAME OF REPORTING PERSONS
                         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                   BankAtlantic Bancorp, Inc. #65-0507804

             2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  [ ]
                                                                      (b)  [ ]

             3     SEC USE ONLY


             4     SOURCE OF FUNDS*
                         WC

             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                         PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]


             6    CITIZENSHIP OF PLACE OF ORGANIZATION

                         Florida

             7   SOLE VOTING POWER
NUMBER OF                Class A 1,146,227
SHARES                   Class B   734,381
BENEFICIALLY 8   SHARED VOTING POWER
OWNED BY                 -
EACH
REPORTING    9   SOLE DISPOSITIVE POWER
PERSON                   Class A 1,146,227
WITH                     Class B   734,381
            10  SHARED DISPOSITIVE POWER
                         ---

            11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         Class A 1,146,227
                         Class B   734,381

            12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES*                                  [ ]

            13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         Class A 61.1% Class B 26.2%

            14  TYPE OF REPORTING PERSON*
                         Co
                              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer

         The classes of securities to which this Statement relates are the Class A Common Stock of $.10 par value and Class B Common Stock of $.10 par value (the "Shares") of Oriole Homes Corp. of Delray Beach, Florida (the "Issuer"). The principal executive offices of the Issuer are located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445-6327.

Item 2.           Identity and Background

         This Statement is filed by BankAtlantic Bancorp, Inc. ("BBC"), the principal business and offices of which are located at 1750 East Sunrise Boulevard, Fort Lauderdale, Florida 33304. BBC is a financial services holding company incorporated in the state of Florida, whose primary asset is BankAtlantic, A Federal Savings Bank ("BankAtlantic"). As a unitary savings bank holding company, BBC is registered with the Office of Thrift Supervision ("OTS") and is subject to OTS regulations, examinations, supervision and reporting.

         BankAtlantic, whose address is the same as BBC, provides a full range of commercial banking products and related financial services directly and through subsidiary corporations. The principal business of BankAtlantic is attracting checking and savings deposits from the public and general business customers and using these deposits to originate or acquire commercial, residential and consumer loans and to make other permitted investments such as the purchase of mortgage-backed securities, tax certificates and other investment securities.

         BFC Financial Corporation ("BFC"), a financial services and savings bank holding company is deemed to be a controlling entity of BBC through its direct ownership of approximately 45% of the voting common stock of BBC. BFC, a Florida corporation, the principal business and offices of which are located at 1750 East Sunrise Boulevard, Fort Lauderdale, Florida 33304. BFC owns and manages real estate, however, BFC's primary asset is its investment in BBC. Alan B. Levan, Chairman of the Board, President, and Chief Executive Officer of BFC is the controlling and majority shareholder of BFC.

         Information as to the identity and background of the directors, executive officers and controlling person of BBC and information as to the identity and background of the controlling person is set forth in Appendix A attached hereto, which is incorporated herein by reference. All of the individuals indicated in Appendix A are U.S. citizens.

         Neither BBC, nor to the best of the knowledge of BBC, any of the directors and executive officers during the last five years,
(a) have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or, (b) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Neither BFC, nor to the best of the knowledge of BFC, any of the directors and executive officers during the last five years,
(a) have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or, (b) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.           Source And Amount Of Funds Or Other Consideration

         Pursuant to the Stock Purchase Agreement, attached as Exhibit A, the purchase price of the shares of the Issuer is approximately $22.4 million which will be funded from existing working capital of BBC.

Item 4.           Purpose of Transaction

         On June 5, 1997, BBC entered into a Stock Purchase Agreement with Richard D. Levy, Harry A. Levy and Mark A. Levy (the "Executive Sellers") and certain other sellers (the Executive Sellers and other sellers are collectively referred to as the "Sellers") pursuant to which BBC will acquire from the Sellers 1,146,227 shares (61.1%) of the Class A Common Stock of the Issuer and 734,381 shares (26.2%) of the Class B Common Stock of the Issuer. The purchase of the shares pursuant to the Stock Purchase Agreement is subject to a number of terms and conditions, including the completion of a due diligence review by BBC.

         Pursuant  to the  Stock  Purchase  Agreement,  upon  consummation,
BBC will acquire a controlling interest in the Issuer and the Executive Sellers have agreed that they will take such actions as necessary or appropriate (subject to their respective fiduciary duties) to cause the appointment of BBC's designees to the Issuers Board of Directors (subject to compliance with Section 14(f) of the Exchange Act, if applicable) and shall thereafter submit their resignations as officers and directors of the Issuer and the Issuer Subsidiaries and shall use their best efforts (subject to their respective duties and obligations) to obtain the resignations of the balance of the directors of the Issuer who were elected by the holders of the Class A Common  Stock.  It is  anticipated  that John E.
Abdo,  Vice  Chairman  of BBC,  will assume  operating   responsibility  for
the  Issuer  after  the  acquisition.   Other  executive management changes,
if any, have not been determined at this time.

         Additionally, pursuant to the terms of the Stock Purchase Agreement, BBC has agreed that in the event that pursuant to the terms of the Issuer's outstanding 12-1/2% Senior Notes due 2003 (the "12-1/2% Notes"), the Issuer is required to redeem or offer to purchase all or any portion of the 12-1/2% Notes as a consequence of the transactions contemplated by the Stock Purchase Agreement, BBC will, subject to the approval of the Issuer's Board of Directors pursuant to Section 607.0901(4)(a) Florida Statutes, either (i) advance the funds directly to the Issuer to fund such required redemption on terms consistent with the terms of the outstanding 12-1/2% Notes or (ii) will offer to acquire the 12-1/2% Notes and take such other steps and actions as may be necessary so that the Issuer is not in default  under the terms of the 12-1/2% Notes.

         Further, pursuant to the terms of the Stock Purchase Agreement, in the event that pursuant to the terms of the Issuer's $10 million line of credit with Ohio Savings Bank, F.S.B.("Ohio Savings") (as may be renewed or extended), such line of credit is called or terminated as a consequence of a "Change of Control of Borrower" as defined therein and the Issuer is unable to replace such line of credit with a third party institution, BBC will, subject to the approval of the Issuer's Board of Directors pursuant to
Section 607.0901(4)(a), provide a line of credit to the Issuer consistent with the amount and terms of the Ohio Savings line of credit including, but not limited to, interest rate, term, collateral, covenants and fees on or prior to the termination of the Ohio Savings line of credit.

         BBC may from time to time buy additional securities of the Issuer. Except as described herein, the Issuer has no present plan or proposal which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13-D.

The foregoing description of the Stock Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement which is attached hereto as Exhibit A which is incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer

         After   consummation   of  the  Stock  Purchase   Agreement,   BBC
will own 1,146,227 (approximately 61.1%) of the issued and outstanding shares of the Class A Common Stock and 734,381 (approximately 26.2%) of the issued and outstanding shares of the Class B Common Stock of the Issuer.

         Subject to the terms and conditions of the Stock Purchase Agreement, BBC will acquire the Shares for the Shares $12.00 per share in a private transaction.

Item 6.           Contracts, Arrangement, Undertakings or
                  Relationships with Respect to Securities of the Issuer

         Except as disclosed herein and pursuant to the Stock Purchase Agreement, attached as Exhibit A, BBC is not a party to any contract, arrangement, undertaking or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.           Material to be Filed as Exhibits

         A.  Stock Purchase Agreement

                                           APPENDIXES

         A.   Executive Officers and Directors of BBC.

                                            SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                                BankAtlantic Bancorp, Inc.




                                                By: /s/Jasper R. Eanes
                                                Jasper R. Eanes
                                                Executive Vice President
                                                Chief Financial Officer


Dated June 23, 1997

                                   Appendix A
                             Directors and Executive Officers of BBC

         The following information is set forth as to directors, executive officers and controlling person of BBC:



              Business Address of Individual And
              The Corporation With Which Individual  Position With BBC And
              Has His Present Principal Occupation   Present Principal
Name          or Employment                          Occupation or Employment
--------      -------------------------------------  -------------------------

Alan B.       BankAtlantic Bancorp, Inc.             Chairman of the Board,
Levan (1)     1750 E. Sunrise Blvd.                  Chief Executive Officer
              Fort Lauderdale, FL 33304              and President

John E. Abdo  Wellington Construction & Realty, Inc. Vice Chairman of the Board,
              1350 N.E. 56 Street                    President and Chief
              Fort Lauderdale, FL 33334              Executive Officer of
                                                     Wellington Construction &
                                                     Realty, Inc.

Steven M.     Business Information Systems, Inc.     Director, Chairman and
Coldren       1350 N.E. 56 Street                    President of Business
              Fort Lauderdale, FL 33334              Information Systems, Inc.
                                                     and Chairman of Medical
                                                     Information Systems

Bruno         Ruden, McClosky, Smith, Schuster and   Director, Of counsel,Ruden,
Di Giulian    Russell                                McClosky, Smith, Schuster
              200 E. Broward Blvd.                   and Russell, P.A.
              Fort Lauderdale, FL 33301

Mary E.       BankAtlantic Bancorp, Inc.             Director, Private Investor
Ginestra      1750 E. Sunrise Blvd.
              Fort Lauderdale, FL 33304

Charlie C.    C. C. Winningham Corporation           Director, President of C.C.
Winningham II 1040 N.E. 45 Street                    Winningham Corporation
             Oakland Park, FL 33334

Frank V.      BankAtlantic Bancorp, Inc.             Director, Senior Executive
Grieco        1750 E. Sunrise Blvd.                  Vice President
              Fort Lauderdale, FL 33304

Jean E.       BankAtlantic Bancorp, Inc.             Executive Vice President,
Carvalho      1750 E. Sunrise Blvd.                  Corporate Secretary
              Fort Lauderdale, FL 33304

Jasper R.     BankAtlantic Bancorp, Inc.             Executive Vice President,
Eanes         1750 E. Sunrise Blvd.                  Chief Financial Officer
              Fort Lauderdale, FL 33304


(1) Mr. Levan may be deemed to be the beneficial owner of the 2,454,945 shares of Class A Common Stock (approximately 31%) and 4,876,124 shares of Class B Common Stock (approximately 45%) of BBC which are owned by BFC Financial Corporation, a financial services and savings bank holding company.

The following information with respect to BFC Financial Corporation ("BFC") is set forth as to BFC which is deemed to be the controlling entity of BBC:


              Business Address of Individual And
              The Corporation With Which            Position With BFC And
              Individual Has His Present Principal  Present Principal Occupation
Name          Occupation or Employment              or Employment
------------- ------------------------------------- ----------------------------

Alan B. Levan BFC Financial Corporation           Chairman of the Board, Chief
              1750 E. Sunrise Blvd.               Executive Officer and
              Fort Lauderdale, FL 33304           President

John E. Abdo  Wellington Construction & Realty,   Vice Chairman of the Board,
              Inc.                                President and Chief Executive
              1350 N.E. 56 Street                 Officer of Wellington
              Fort Lauderdale, FL 33334           Construction & Realty, Inc.

Carl          University of Miami                 Director,Director of the Small
McKenry, Jr.  School of Business Administration   Business Institute at the
              Jenkins Bldg., Room 414             University of Miami
              Coral Gables, FL 33124

Earl Pertnoy  I & E Investment Company            Director,Real Estate Investor
              801 Arthur Godfrey Road             and Developer.
              Suite 202
              Miami Beach, FL 33140

Glen Gilbert  BFC Financial Corporation             Senior Vice President, Chief
              1750 E. Sunrise Blvd.                 Financial Officer
              Fort Lauderdale, FL 33304



